Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copy of the disclosure letter that was filed on May 3, 2024 by PLDT Inc. (the “Company”) with the Philippine Stock Exchange, Inc. and the Philippine Securities and Exchange Commission in relation to the voluntary separation of the following of the Company:

Name Position Reason for Separation Effective Date

Ivan G. Pablo Vice President Voluntary Resignation May 4, 2024

Melvin Jeffrey C. Chan Vice President Voluntary Resignation May 6, 2024

These events are not expected to have any significant impact on the Company’s current or future operations, financial position, or results of operations.

May 3, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rules 17.1.1.1.3(a) and 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C in relation to the voluntary separation of the following officers of the Company:

Name Position Reason for Separation Effective Date

Ivan G. Pablo Vice President Voluntary Resignation May 4, 2024

Melvin Jeffrey C. Chan Vice President Voluntary Resignation May 6, 2024

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of April 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 3, 2024
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We disclose the voluntary separation of the following officers of the PLDT Inc. (the “Company”):

Name Position Reason for Separation Effective Date

Ivan G. Pablo Vice President Voluntary Resignation May 4, 2024

Melvin Jeffrey C. Chan Vice President Voluntary Resignation May 6, 2024

These events are not expected to have any significant impact on the Company’s current or future operations, financial position, or results of operations.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 3, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: May 3, 2024